UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 24, 2007

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-11406 (Commission File Number)	52-1762325 (IRS Employer Identification No.)

One Technology Park Drive Westford, Massachusetts (Address of Principal Executive Offices)	01886 (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers

Restricted Stock Unit Awards

On May 24, 2007, the Compensation Committee of the Board of Directors ("Compensation Committee") of Kadant Inc. (the "Company") awarded restricted stock units ("RSUs") to the following executive officers of the Company (the "named executive officers") under the Company's 2006 equity incentive plan: William A. Rainville, Chairman, Chief Executive Officer and President; Edward J. Sindoni, Executive Vice President and Chief Operating Officer; Thomas M. O'Brien, Executive Vice President and Chief Financial Officer; and Jonathan W. Painter, Executive Vice President.

Each RSU represents the right to receive one share of the Company's common stock upon vesting. The RSUs will cliff vest in their entirety on the last day of the Company's 2009 fiscal year, January 2, 2010, provided that certain performance requirements are met and the named executive officer remains employed by the Company through the vesting date. The performance-based element of the RSU requires the Company to meet specified EBITDA targets generated from continuing operations for the nine-months ended December 29, 2007. If the Company's actual EBITDA for the period is between 80% and 125% of the EBITDA target, the named executive officer would receive between 50% and 150% of the target RSU amount. If the actual EBITDA is below 80% of the target EBITDA for the period, all RSUs will be forfeited.

The number of RSUs awarded to each named executive officer ("Target RSUs"), and the maximum deliverable number of RSUs that may vest, assuming 125% of the EBITDA target is exceeded, are as follows:

Name	Target RSUs	Maximum Deliverable RSUs
William A. Rainville	50,000	75,000
Edward J. Sindoni	12,000	18,000
Thomas M. O'Brien	12,000	18,000
Jonathan W. Painter	10,000	15,000

The RSU agreement provides for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability or a change in control of the Company. If the named executive officer dies or is disabled prior to the vesting date, then a ratable portion of the RSUs will vest. In the event of a change in control prior to the end of the 2007 fiscal year, the target number of RSUs will vest. If the change in control occurs after the end of the Company's 2007 fiscal year, the named executive officer will receive the number of deliverable RSUs based on the achievement of the performance goal, as stated in the RSU agreement.

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: May 31, 2007

By   /s/ Sandra L. Lambert
   Sandra L. Lambert
   Vice President, General Counsel and Secretary